U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D

                     UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1 )


                                   WORLD AM, INC.
                                  (Name of Issuer)

                                    COMMON STOCK
                         (Title of Class of Securities)

                                    98142E-50-8
                                   (CUSIP Number)

                                 Robert A. Hovee, CEO
                                    World Am, Inc.
                          4040 MacArthur Boulevard, Suite 240
                           Newport Beach, California 92660
         (Name, Address and Telephone Number of Person Authorized to
                        Receive Notices and Communications)

                                August 31, 2005
          (Date of Event That Requires Filing of This Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13C, and is filing this schedule because of Rule
13d-1(e), (f) or (g), check the following box [  ].

1.  Names of Reporting Persons. S.S or I.R.S. Identification
Nos. of Above Persons (entities only):  SUTI Holdings, LP

2.  Check the Appropriate Box if a Member of a Group (See
Instructions):
(a)_____________________________________________________________

(b)_____________________________________________________________

3.  SEC Use Only:
________________________________________________________________

4.  Source of Funds (See Instructions):
     OO

5.  Check if Disclosure of  Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e):
________________________________________________________________

6.  Citizenship or Place of Organization:  California

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power: 54,613,657

8.  Shared Voting Power:  0

9.  Sole Dispositive Power:  54,613,657

10. Shared Dispositive Power:  0

11. Aggregate Amount Beneficially Owned by the Reporting Persons
(combined): 54,613,657

12.  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares: _______

13. Percent of Class Represented by Amount in Row (11):  45.07%

14.  Type of Reporting Person:  PN

ITEM 1.  SECURITY AND ISSUER.

World Am, Inc.
Common Stock, $0.0001 par value
4040 MacArthur Boulevard, Suite 240
Newport Beach, California 92660

ITEM 2.  IDENTITY AND BACKGROUND.

(a)  Name: SUTI Holdings, LP.

(b)  Address: 4040 MacArthur Boulevard, Suite 240, Newport
Beach, California 92660.

(c) Occupation: Holding company that owns stock in various emerging companies.

(d) During the last five years, such person has not been convicted in a criminal proceeding.

(e) During the last five years, such person was a not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction

(f)  Place of Organization: California.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

See Item 4. below.

ITEM 4.  PURPOSE OF TRANSACTION.

On June 10, 2005, the Issuer entered into Share Exchange Agreement with Senz-It, Inc., a California corporation ("Senz-It"), and its shareholder. Under the terms of this agreement, the Issuer issued the following in exchange for all 1,000,000 shares of Senz-It common stock outstanding:

     (a) A warrant to purchase a total of 12,000,000 shares of Company common stock, exercisable at $0.0001 per share for a period of five years after issuance; and

     (b) 55 shares of Company Series B preferred stock (each share of which is convertible, at the option of the holder, at any time after the issuance of such share into that number of fully paid and nonassessable shares of common stock equal to 1% of the outstanding shares of common stock of the Company then outstanding, after giving consideration to the shares issued as a result of the conversion, any options, warrants, or other convertible securities then outstanding, and any other securities issued simultaneously on the date of conversion). Each share of Class B preferred stock will be entitled to the number of votes to which the holders thereof would be entitled if they converted their shares of Class B preferred stock at the time of voting.

According to the terms of the Share Exchange Agreement, the warrants and the preferred stock are to be issued upon the closing of this transaction.

On August 31, 2005, the parties entered into a First
Amendment to Share Exchange Agreement and closed this transaction. Under the terms of this amendment, the parties made the following changes, among others, to the Share Exchange
Agreement:

     (a) the warrants were increased to a total of 18,000,000 shares of Company common stock;

     (b) the conversion terms of the Series B preferred stock was modified so that each share is convertible into the greater of (i) 1% of the outstanding shares of common stock of the Company then outstanding, after giving consideration to the shares issued as a result of the conversion, any options, warrants, or other convertible securities then outstanding, and any other securities issued simultaneously on the date of conversion, and (ii) 7,272,728 shares of common stock;

     (c) reference to shareholder approval on the part of the Company was deleted since under Nevada law such approval is not required; and

     (d) the Company agrees that no Company securities will be issued without the written permission of all of the Shareholders, except shares issued for services as agreed by the Company and the Shareholder unless and until director and officer insurance is obtained.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) 54,613,657 shares owned by SUTI Holdings, LP under the beneficial ownership rules of the Securities and Exchange
     Commission: (a) each shares of Series B preferred stock is convertible at any time into 1% of the outstanding shares of common stock of the Issuer (which, based on the outstanding shares of 66,570,285 as of August 31, 2005, equates to 36,613,657 shares); and (b) the warrant is exercisable at any time into 18,000,000 shares of common stock at $0.0001 per share. This amount represents, as of August 31, 2005, 45.07% of the outstanding common stock of the Issuer (taking into account both the Series B preferred stock and the warrant).

(b) SUTI Holdings, LP has sole voting and dispositive power with respect to 54,613,657 shares reported.

(c) Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less: None.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities: Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None.

ITEM  7.  MATERIAL TO BE FILED AS EXHIBITS.

Share Exchange Agreement between the Issuer, on the one hand, and Senz-It, Inc. and the shareholders of Senz-It, on the other hand, dated June 10, 2005 (including the following: Exhibit A:
Shares to be Issued; Exhibit B: Warrant; Exhibit C: Series B Preferred Stock Certificate of Designation; and Exhibit I:
Funding Schedule) (not including the following: Exhibit D: World Am, Inc. Officer's Certificate; Exhibit E: Senz It, Inc. Officer's Certificate; Exhibit F: Senz It Financial Statements; Exhibit G: Senz It Contracts; Exhibit H: World Am Contracts; Exhibit J: Form 8-K; Exhibit K: Press Release; Schedule 5.7:
Taxes; and Schedule 5.9: Legal Proceedings) (incorporated by reference to Exhibit 10.1 of the Form 8-K/A filed on September 7, 2005).

First Amendment to Share Exchange Agreement between the Issuer, on the one hand, and Senz-It, Inc. and the shareholders of Senz-
It, on the other hand, dated August 31, 2005 (incorporated by reference to Exhibit 10.2 of the Form 8-K/A filed on September 7, 2005).

                               SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the above information set forth in this statement is true, complete and correct.


                                       SUTI Holdings, LP

                                       By: Select University
                                       Technologies, Inc.,
                                       General Partner


Date: April 13, 2006                   By: /s/  Frederick T. Rogers
                                       Frederick T. Rogers, President